EXHIBIT 12
OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Nine Months Ended				Year Ended
	September 30				December 31
	2012	2011	2011	2010	2009	2008	2007
Income from continuing operations	$4,271	$4,999	$6,640	$4,641	$3,202	$7,299	$5,147

Add/(Subtract):
Net income attributable to noncontrolling interest	―	―	―	(72)	(51)	(116)	(75)
Adjusted income from equity investments (a)	73	(68)	(33)	(60)	(88)	(84)	(28)
	4,344	4,931	6,607	4,509	3,063	7,099	5,044

Add:
Provision for taxes on income (other than foreign oil and gas taxes)	1,242	1,453	1,795	1,099	695	2,213	1,577
Interest and debt expense (b)	94	104	135	116	140	133	344
Portion of lease rentals representative of the interest factor	43	41	60	57	57	58	60
	1,379	1,598	1,990	1,272	892	2,404	1,981
Earnings before fixed charges	$5,723	$6,529	$8,597	$5,781	$3,955	$9,503	$7,025

Fixed charges:
Interest and debt expense including capitalized interest (b)	$186	$164	$221	$203	$218	$201	$403
Portion of lease rentals representative of the interest factor	43	41	60	57	57	58	60
Total fixed charges	$229	$205	$281	$260	$275	$259	$463

Ratio of earnings to fixed charges	24.99	31.85	30.59	22.23	14.38	36.69	15.17

Note: Argentine operations have been reflected as discontinued operations for all periods.
(a)	Represents adjustments to arrive at distributed income from equity investees.
(b)	Amounts for the nine months ended September 30, 2011 and the year ended December 31, 2011, exclude a pre-tax charge of $163 million for the early extinguishment of debt.